Mail Stop 4-6

May 6, 2005


Mr. Rodney A. Bienvenu, Jr.
Chairman and Chief Executive Officer
WARP Technology Holdings, Inc.
151 Railroad Avenue
Greenwich, Connecticut 06830


Re:	WARP Technology Holdings, Inc.
	Registration Statement on Form S-2 filed April 5, 2005
	File No. 333-123864


Dear Mr. Bienvenu:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form S-2

Warp Technology Holdings, Inc.

Subsequent Events, p. 19-21

1. Please provide additional disclosure with respect to the circumstances under which Mr. Bottazzi resigned. We also note that
Mr. Sisko has been appointed to chief operating ifficer-a position previously held by Mr. Liss. Please also disclose the circumstances with respect to Mr. Liss`s termination as chief operating officer. In your response letter, provide us with your analysis supporting your apparent view that Mr. Liss`s termination as chief operating officer did not trigger a filing obligation under Item 5.02 of Form
8-K. If you are relying on instruction B.3 to Form 8-K in reaching this conclusion, please tell us where any required information was previously reported.

2. Please explain the reason for the vacancies on your board of directors. Did the prior directors resign following the Gupta transaction? It does not appear that a Form 8-K was filed to report the departure of three directors. Please explain. In addition, please provide a brief description of any arrangement or understanding, if any, between the new director and any other persons, naming such persons, pursuant to which such director was selected as a director. Please also disclose the committees of the board of directors to which the new director has been named, as applicable. Please refer to Item 5.02(d) of Form 8-K.

3. Please confirm that no disclosure pursuant to Items 404(a) and
(b)
of Regulation S-B is necessary with respect to your new officers and directors and that there are no employment agreements or other specific compensation arrangements with such officers and directors.
In addition, please ensure that your disclosure conforms to the requirements of Items 401(a)(4), (a)(5) and (c) of Regulation S-B. We note, for example, that your disclosure does not appear to concisely account for the past five years with respect to the business experience of your new officers and directors.

4. If applicable, please provide disclosure explaining the reason(s) for or cause(s) resulting in the changes generally in your management and board ranks.

5. Please expand your disclosure to discuss the reasons for and terms of your acquisition of Gupta Technologies. We note that the acquisition resulted in Gupta representing more than 90 percent of your revenue. Please also provide a brief and concise description of the financing arrangements entered into with respect to your acquisition and the material terms thereof. We note your disclosure with respect to the same in your recent information statement on
Schedule 14C filed on March 11, 2005.

Issuance of Preferred Stock and Warrants to Selling Stockholders, pp.
30-31

6. Please clarify your disclosure to more thoroughly describe the underlying transactions that resulted in the issuances of the Series
C preferred, the warrants and the subordinated notes issued on January 31, 2005. Explain why the series C preferred shares, warrants and subordinated notes were issued and the basis on which those classes were issued to different investors. You mention bridge financing notes and the "Seller" without further elaboration. Why did you enter into the senior note agreement and what was the consideration received? Expand the "Description of Securities" section on page 34 to provide a materially complete description of those subordinated notes? Pursuant to Item 601(b)(10) of Regulation
S-B, please also file the material agreements related to your Series
C preferred stock and the financing arrangements entered into with respect to your acquisition or otherwise disclosed in this section.

Incorporation of Certain Information by Reference, p. 36

7. You have incorporated future filings under Section 13(a), 13(c),
14 or 15(d) of the Exchange Act. Please note that in contrast to the requirements of Form S-3, Form S-2 does not authorize incorporation of future filings under the Exchange Act. Please revise.

Item 16. Exhibits

8. Please include the separation agreement with Mr. Bottazzi pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Form 10-KSB for the Year Ended June 30, 2004

Item 8A. Controls and Procedures.

9. Pursuant to Rule 13a-15(b) of the Exchange Act, your evaluation as to the effectiveness of your disclosure controls and procedures should have been provided at period end rather than within 90 days prior to the date of the report. We further note that such evaluation requires the participation of your principal financial officer to which you have not specifically referred, though, you have referred specifically to your principal executive officer and principal operating officer. Please supplementally tell us whether your effectiveness determination included the participation of your principal financial officer and whether it applies with respect to the end of the period covered by your Form 10-KSB as well as your subsequently filed Forms 10-QSB. In addition, please advise us how you intend to address the concern raised by this comment in future filings?

10. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that they "timely alert[] [your officers] to material information relating to [you], including [your] consolidated subsidiaries, that is required to be included in [your] periodic SEC filings." This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed is recorded, processed, summarized and reported on a timely basis or whether such information is made known to your officers to allow timely decisions regarding required disclosure. As of June 30, 2004, September 30, 2004 and December 31, 2004, please supplementally tell us whether your disclosure controls and procedures, as defined in Rule 13a-15(e)
of the Exchange Act, were effective. In addition, please advise us how you intend to address the concern raised by this comment in future filings?

11. We note your disclosure that "there were no significant changes in internal controls or in other factors that could significantly affect internal controls." Please note that Item 308 of Regulation
S-B requires the disclosure of "any" change in your internal controls that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please supplementally advise us with respect to changes in your internal controls during the periods ended June 30, 2004, September 30, 2004 and December 31,
2004. In addition, please advise us how you intend to address the concern raised by this comment in future filings?


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara Jacobs, Assistant Director, at (202)
551-
3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	Ernest C. Mysogland, Esq.
	Chief Legal Officer
	WARP Technology Holdings, Inc.
	Telephone: (203) 422-2950
	Facsimile:  (203) 422-5329

	R. Scott Beach
	Day Berry & Howard LLP
	One East Putnam Avenue
	Greenwich, Connecticut 06830
	Telephone: (203) 862-7824
	Facsimile:  (203) 862-7801